Exhibit 99.1

ICON Acquires BeijingWits Medical Consulting Ltd

Acquisition Strengthens ICON’s Presence & Capabilities in China

DUBLIN--(BUSINESS WIRE)--December 13, 2011--ICON plc, (NASDAQ: ICLR) (ISIN: IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced that it has agreed, subject to closing conditions, to acquire BeijingWits Medical Consulting Ltd., a leading CRO in China. The transaction is expected to close in the first quarter of 2012.

BeijingWits offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. The company is a renowned expert in Chinese regulatory processes and a leading advocate of ICH GCP in China. In addition to boosting ICON’s service capabilities in the region, BeijingWits will also strengthen ICON’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

“The acquisition of BeijingWits is a further step in our on-going expansion in China and the greater Asia-Pacific region,” commented Ciaran Murray, CEO, ICON plc. “An increasing number of our global clients are looking to undertake research in China and local companies are also placing more emphasis on R&D, which has resulted in growing demand for local clinical trial expertise. BeijingWits brings to ICON a strong leadership team, experienced staff and good relationships with local investigator sites and regulatory bodies.”

“We are delighted to be joining with ICON,” commented Dr. Yan Bin Xie, General Manager and founder of BeijingWits Medical Consulting Company. “The clinical research market in China is at an exciting stage and combining our local knowledge with ICON’s global infrastructure and experience will offer clients a formula for successful clinical development. ICON has strong growth plans for China and Asia-Pacific and we look forward to playing a leading role in helping them achieve these goals.”

About BeijingWits Medical Consulting Company

BeijingWits Medical Consulting Company was founded in 1997.  The company provides services to global and local pharmaceutical, medical device and biotechnology companies focusing on Phase I to IV clinical studies. BeijingWits currently has more than 100 employees, operating from 6 offices in China.

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has approximately 8,300 employees, operating from 77 locations in 39 countries.

Further information is available at www.iconplc.com

Cautionary Note Regarding Forward-Looking Statements

This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "expect," "strategy" and similar references to future periods.  Examples of forward-looking statements include, among others, statements we make regarding our expectations that the transaction will close and the timing of the closing, including our belief that the conditions to closing will be satisfied; and our belief that, upon completion of the transaction, BeijingWits will strengthen our presence and will allow us to further our growth plans in China.  Forward-looking statements are neither historical facts nor assurances of future performance.  Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, anticipated events and trends, the economy and other future conditions.  Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.  Our actual results may differ materially from those indicated in the forward-looking statements.  Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, the risk that the conditions to closing the transaction are not satisfied and, therefore, that the transaction does not close on a timely basis, or at all; strategic actions, including our success in integrating BeijingWits; general economic and financial conditions; the extent to which we are successful in implementing our strategy, gaining new, long-term relationships with customers and retaining existing ones; the  risk of competition on our industry; developments and changes in laws and regulations; and such other factors as discussed in Part I, Item 3 “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010.  Any forward-looking statement made by us in this release is based only on information currently available to us and speaks only as of the date on which it is made.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.